FORM 6-K

                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                          FOR August 21, 2006

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 230-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable












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                               FORM  51-102F3

                           MATERIAL CHANGE REPORT

1.    Name and Address of Company
      ---------------------------

      DynaMotive Energy Systems Corporation (the "Issuer")
      230-1700 West 75th Avenue
      Vancouver, BC V6P 6G2

      Tel. (604) 267-6013

2.    Date of Material Change
      -----------------------

      August 21, 2006

3.    News Release
      ------------

      Issued August 21, 2006 and disseminated via Business Wire.

4.    Summary of Material Change
      --------------------------

VANCOUVER, BC, CANADA, August 21, 2006 - Dynamotive Energy Systems Corporation (OTCBB: DYMTF) announced today that it has agreed financial terms relating to the last of its equipment obligations in connection with the biomass-fueled power generation turbine acquired from Magellan Aerospace which is in use at the Company's West Lorne BioOil facility.

The turbine, which is capable of producing 2.5 megawatts of Dynamotive BioOil-fueled electric power produced from the flooring company's wood and wood chip residues, was manufactured by Magellan Aerospace Limited (MAL). Purchase price for the turbine was US$ 3.25 million (C$ 3.6 million), including approximately $900,000 (C$1 million) in restricted Dynamotive common stock at a 10% discount to its August 16, 2006 closing price.

Dynamotive said the transaction removes all debt from the West Lorne cogeneration plant and improves Dynamotive's consolidated balance sheet. Warrantee and servicing agreements included in the contract will provide cost-effective support for the operation of the plant's turbine for the next seven years.

Andrew Kingston, president and chief executive officer of Dynamotive, said:
"We believe Magellan's cooperative participation with us on this first successful commercial BioOil plant reflects their appreciation of the opportunity this technology represents for power co-generation. We are now enhancing the plant's operation, as well as applying the expertise developed there as we expand the marketing and deployment of our pyrolysis technology."

5.    Full Description of Material Change
      -----------------------------------

      Please see attached news release

6.    Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
      ------------------------------------------------------------------

      Not applicable

7.    Omitted Information
      -------------------

      Not applicable

8.    Executive Officer
      -----------------

      Contact:      Andrew Kingston, President & CEO
      Telephone:  (604) 267-6013

9.    Date of Report
      --------------

      August 21, 2006

DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                              (signed)     "Andrew Kinston"
                                            ---------------
                                            Andrew Kingston
                                            President & CEO

DYNAMOTIVE ENERGY SYSTEMS CORPORATION       News Release: August 21, 2006

Dynamotive Completes Acquisition of West Lorne Turbine for $3.25 Million
                  Transaction Removes all Debt from Plant


VANCOUVER, BC, CANADA, August 21, 2006 - Dynamotive Energy Systems Corporation (OTCBB: DYMTF) announced today that it has agreed financial terms relating to the last of its equipment obligations in connection with the biomass-fueled power generation turbine acquired from Magellan Aerospace which is in use at the Company's West Lorne BioOil facility.

The turbine, which is capable of producing 2.5 megawatts of Dynamotive BioOil-fueled electric power produced from the flooring company's wood and wood chip residues, was manufactured by Magellan Aerospace Limited (MAL). Purchase price for the turbine was US$ 3.25 million (C$ 3.6 million), including approximately $900,000 (C$1 million) in restricted Dynamotive common stock at a 10% discount to its August 16, 2006 closing price.

Dynamotive said the transaction removes all debt from the West Lorne cogeneration plant and improves Dynamotive's consolidated balance sheet. Warrantee and servicing agreements included in the contract will provide cost-effective support for the operation of the plant's turbine for the next seven years.

Andrew Kingston, president and chief executive officer of Dynamotive, said:
"We believe Magellan's cooperative participation with us on this first successful commercial BioOil plant reflects their appreciation of the opportunity this technology represents for power co-generation. We are now enhancing the plant's operation, as well as applying the expertise developed there as we expand the marketing and deployment of our pyrolysis technology."

The agreement with MAL includes the sale, warranty and the servicing of the OGT 2500 unit for three years from the date of this agreement, or 18,000 hours of operation, whichever occurs earlier. Dynamotive and MAL have also agreed on terms for the servicing of the OGT 2500 generation package four additional years after warranty period ends.

About Dynamotive

Dynamotive's Energy Systems Corporation (OTCBB: DYMTF) is a leader in the development of fast pyrolysis technology for world energy markets. Its principal business is the advancement and commercialization of environmentally friendly energy systems, based on fuels derived from Biomass. Its main product, BioOil, is produced using patented technology to convert forest and agricultural wastes such as bark, sawdust and sugar cane bagasse into a liquid fuel. BioOil is a renewable, clean burning, low-emissions fuel and is greenhouse gas neutral. It can power gas turbines, diesel engines and boilers. The Company and its partners are also engaged in research and development on a range of derivative products that will further enhance the market and value for BioOil as an alternative fuel and product source. For more information, please visit: www.dynamotive.com.

For more information on DynaMotive, please call:

Corporate Communications:
Tel: (604) 267-6000           Toll Free (in North America):  1-877-863-2268
Fax:  (604) 267-6005
Email: info@dynamotive.com    Website: www.dynamotive.com



Forward Looking Statement

Statements in this news release concerning the company's business outlook or future economic performance; including the anticipation of future plant start-ups, or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements". Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the Company's ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions. These risks are generally outlined in the Company's disclosure filings with the Securities and Exchange Commission